Exhibit 99.1

Freightos Executes Cost Optimization Plan to Support Path to Profitability

-	Actions align with previously communicated path to Adjusted EBITDA breakeven by the end of 2026
-	Continued investment in growth initiatives across pricing, procurement, and booking solutions that support largest global freight booking platform

March 26, 2026

BARCELONA, Spain – Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight pricing, booking and procurement platform, today announced a cost optimization plan that includes a global workforce reduction of up to 15%, to improve operating efficiency and support its previously communicated path to Adjusted EBITDA breakeven by the end of 2026.

The restructuring is intended to support long-term sustainable growth of the Company’s multimodal pricing, quoting and booking platform, in line with its strategy that remains unchanged: building the world’s leading global freight pricing, booking and procurement platform. Freightos will continue investing in the solutions that underpin this platform, used by some of the world’s largest global supply chain organizations. Freightos also plans to continue leveraging advanced technology, including AI, to improve efficiency and streamline operations.

“We are deeply grateful to the talented colleagues leaving Freightos and thank them sincerely for their contributions to our company, our customers and our mission,” said Pablo Pinillos, who was recently appointed Chief Executive Officer of Freightos. “These types of decisions are very difficult, but this is a necessary step to ensure Freightos is positioned for long-term, sustainable growth in a dynamic market. We believe we are exceptionally well positioned, with the world’s largest digital freight booking platform, native multimodal capabilities, and an end-to-end digital workflow spanning tendering, rate management, quoting, booking and payment. We are doubling down on the areas where we see the greatest opportunity to create value for customers and shareholders, and to advance our mission of making global freight more efficient, more connected and more resilient.”

The Company currently estimates to incur approximately $1.3 million of one-time restructuring charges, primarily related to severance and employee benefits, throughout the first nine months of the year. Freightos expects the restructuring to generate annualized cost savings of approximately $4.5 million, starting Q4 2026.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: the ability to effectively drive the adoption of software solutions to drive strategic growth and the subsequent expansion of Platform bookings; disruptions and instability caused by Freightos’ CEO transition, changes to its board of directors, and its other leadership changes; disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as increased tariffs and protectionist trade policies being implemented by the United States and other countries; ongoing and additional military conflicts in the Middle East, and their impact on the international shipping routes that including major air corridors and the Red Sea and Strait of Hormuz; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; Freightos’ ability to keep pace with rapid technological changes, particularly in artificial intelligence; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; and those additional factors discussed under “Item 3.D. Risk Factors” in Freightos’ annual report on Form 20-F filed with the SEC on March 26, 2026, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.